SECURI 11020266 ION

SEC Mail Processing Section

MAR 01 2011

Washington, DC 124

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Residential Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 Normandale Lake Boulevard, Suite 350
(No. and Street)

Minneapolis	MN	55437
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Richter 952-857-7217
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center	Detroit	MI	48243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residential Funding Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

April L Harayda
Notary Public-Minnesota
My Commission Expires Jan 31, 2016

April L. Harayda

Notary Public

Richard Richter

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Accounts' Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RESIDENTIAL FUNDING SECURITIES, LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Residential Funding Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Residential Funding Securities, LLC (the "Company"), a wholly owned subsidiary of Ally Financial Inc., as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 1 to the statement of financial condition, the Company is a wholly-owned subsidiary of Ally Financial Inc, and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries. As a result of these arrangements, the Company's statement of financial condition is not necessarily indicative of what the financial position would have been if the Company had not been operating under these affiliate arrangements.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Residential Funding Securities, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

RESIDENTIAL FUNDING SECURITIES, LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF THE YEAR ENDED DECEMBER 31, 2010

ASSETS

RECEIVABLE FROM CLEARING ORGANIZATION	$ 4,829,251
MISCELLANEOUS RECEIVABLES	152,760
TRADING SECURITIES OWNED	114,807,229
DERIVATIVE FINANCIAL INSTRUMENTS	3,675,586
ACCRUED INTEREST RECEIVABLE	16,667
DEPOSITS WITH CLEARING ORGANIZATIONS	1,100,000
TOTAL ASSETS	$ 124,581,493

LIABILITIES AND EQUITY

LIABILITIES	
Payable to affiliates	$ 815,218
Trading securities sold, not yet purchased	39,700,000
Derivative financial instruments	3,500,000
Other liabilities	197,198
Total liabilities	44,212,416
SUBORDINATED LIABILITIES WITH AFFILIATES	50,000,000
EQUITY	
Member's interest	34,500,966
Accumulated deficit	(4,131,889)
Total equity	30,369,077
TOTAL LIABILITIES AND EQUITY	$ 124,581,493

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Residential Funding Securities, LLC (the "Company"), a limited liability company under the laws of the State of Delaware, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

The Company has the capability to underwrite, distribute and provide capital market liquidity for mortgage-backed and asset-backed securities sold by affiliates to both institutional investors and financial institutions. In addition, the Company trades mortgage-backed, mortgage–related asset-backed, and other fixed income securities with brokers, dealers and institutional investors. The Company currently holds Agency mortgage-backed and US Treasury securities for its account. The Company does not maintain or carry customer funds or securities.

Prior to January 2010 the Company self cleared its trades. As of January 2010, the Company implemented a fully disclosed clearing agreement with a clearing broker dealer. As a result, as of January 2010 the Company has operated under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer.

As discussed in Note 6, the Company has extensive transactions and relationships with affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). Subsequent events have been updated and evaluated through February 25, 2011.

Receivable From Clearing Organization and Revenue Recognition — The Company's mortgage-backed, mortgage-related asset-backed and other fixed income security transactions are recorded on a trade-date basis. The amount receivable from clearing organization results from these transactions and is shown on a net basis.

Trading Securities — The Company owns Agency mortgage-backed and US Treasury securities held for trading. These securities are recorded on trade date and carried at fair value. Fair value is estimated based on observable market prices.

Derivative Instruments — The Company trades Agency to-be-announced securities, which are traded in dealer markets. The Company utilizes dealer market prices to determine the fair value of the derivative contracts.

Income Taxes — Ally and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income

tax return as part of a federal income tax allocation agreement between the Company and Ally. Under the federal income tax allocation agreement, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Use of Estimates and Assumptions — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with interest rate volatility. In developing the estimates and assumptions, management uses all available evidence. Because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes, actual results could differ from the Company's estimates.

Risks and Uncertainties — Security transactions are cleared on a fully disclosed basis with Pershing LLC. Under terms of the clearing agreement, the Company is ultimately responsible if the transactions do not settle because of failure to perform by the counterparty, and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate non-performance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

3. FAIR VALUE

Fair Value Measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Additionally, entities are required to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring fair value of a liability.

GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1 — Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2 — Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3 — Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management's best assumptions of how market participants would price the assets and liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Following are descriptions of the valuation methodologies used to measure assets and liabilities at fair value.

Trading Securities — Trading securities consist of Agency mortgage-backed and US Treasury securities. The Company bases its valuation of trading securities on observable market prices. US Treasury securities are classified as Level 1 and Agency mortgage-backed securities are classified as Level 2 at December 31, 2010.

Derivative Instruments — The Company trades Agency to-be-announced securities. The Company utilizes dealer market prices to determine the fair value of the derivative contracts. The Company classified all derivative assets and liabilities reported at fair value as Level 2 at December 31, 2010.

Recurring Fair Value — The following table displays the assets and liabilities measured at fair value on a recurring basis.

	Recurring Fair Value Measurements At December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Trading securities:				
US Treasury securities	$75,107,229	$ -	$ -	$ 75,107,229
Agency mortgage-backed securities		39,700,000		39,700,000
Derivative assets		3,675,586		3,675,586
Total assets	$75,107,229	$43,375,586	$ -	$118,482,815
Liabilities:				
Trading securities — Agency mortgage-backed securities	$ -	$39,700,000	$ -	$ 39,700,000
Derivative liabilities		3,500,000		3,500,000
Total liabilities	$ -	$43,200,000	$ -	$ 43,200,000

Fair Value of Financial Instruments — All carrying amounts reflected on the Statement of Financial Condition approximate fair value. Considerable judgment is required in interpreting market data to develop estimates of fair value. While the Company's estimates are intended to represent current market prices, the estimates may not equal what is actually realized or paid in an actual market transaction. The following describes the Company's methods for estimating the fair value for financial instruments.

Trading Securities — Trading securities are a recurring fair value measurement; therefore, carrying value equals fair value. See discussion of valuation methods used within the Fair Value Measurements section of this Note.

Derivative Assets and Liabilities — Derivatives are recurring fair value measurements; therefore, carrying value equals fair value. See discussion of valuation methods used within the Fair Value Measurements section of this Note.

Payable to Affiliates — This borrowing arrangement charges a floating interest rate based on a market-based index. Accordingly, the interest rate on this borrowing would be equivalent to that demanded in the market and thus carrying value would approximate fair value.

Subordinated Liabilities With Affiliates — This borrowing arrangement charges a floating interest rate based on a market-based index. Accordingly, the interest rate on this borrowing would be equivalent to that demanded in the market and thus carrying value would approximate fair value.

Other — All other financial assets and liabilities have carrying amounts that approximate their fair values because of the short maturity of these instruments.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2010, the Company had net capital of $79,430,636, which was $79,180,636 in excess of its required net capital of $250,000.

5. INCOME TAXES

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets —	
Loss carryforwards	$ 4,385,259
Gross deferred tax asset	4,385,259
Valuation allowance	(4,385,259)
Net deferred tax asset	-
Deferred tax liability	
Total net deferred tax asset (liability)	$ -

At December 31, 2010, a valuation allowance has been established against the deferred tax asset because the Company has determined that it is more likely than not that such tax asset will not be realized.

At December 31, 2010, the Company had a federal net operating loss carryforward and a state net operating loss carryforward of $10.6 million and $10.6 million, respectively. The federal net operating loss carryforward expires in the years 2029 and 2030. The state net operating loss carryforwards expire in the years 2014–2030.

There were no unrecognized tax benefits at December 31, 2010. The Company believes that the liability balance will not significantly increase or decrease within the next twelve months. The Company has not accrued any interest or penalties.

6. RELATED PARTY TRANSACTIONS

Amounts payable to affiliates at December 31, 2010 relate to unsettled funds associated with intercompany borrowings and certain other transactions with affiliates.

At December 31, 2010, the Company had $50,815,218 of borrowings outstanding from its affiliates, including $50,000,000 of subordinated debt, as detailed in Note 7 Subordinated Liabilities.

The Company routinely enters into security transactions with its affiliates. As of December 31, 2010, the Company had unsettled purchases with affiliates with a notional amount of $290,066,603.

Ally and Residential Capital, LLC ("ResCap"), a wholly owned subsidiary of Ally, provide the Company with all administrative and trading personnel, as well as various other administrative services, including equipment rental, data processing, maintenance and other corporate services. Expense Sharing Agreements have been executed between the Company and Ally and ResCap. As detailed in the agreements and presented in the Statement of Operations as Operating Expenses, expenses estimated to reflect all operating expenses related to the business of the Company are allocated by Ally and ResCap to the Company. The agreements may be amended from time to time by a signed memorandum between the entities.

7. SUBORDINATED LIABILITIES

At December 31, 2010, the Company has a $50,000,000 subordinated loan agreement with Ally. The agreement satisfies the provisions of Appendix D of Securities Exchange Act Rule 15c3-1 and has been approved by FINRA and is therefore allowable in the Company's net capital computation. The agreement was entered into on April 30, 2009 and had an original maturity date of April 30, 2010. The maturity date automatically extends an additional year on an annual basis unless Ally provides notification, on or before the day seven months preceding the maturity date, of its desire not to extend. Ally has not provided such notification. As a result, the maturity date has been extended to April 30, 2012.

The Company's outstanding borrowings accrue interest at a floating rate equal to the BBB financial company interest rate as reported by Bloomberg under ticker C0283M. At December 31, 2010, the interest rate was 2.25% and the weighted-average interest rate during the year was 3.87%.

8. CONTINGENCIES

At December 31, 2010, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Company trades Agency to-be-announced securities. The Company utilizes dealer market prices to determine the fair value of the derivative contracts; and therefore, these contracts are classified as Level 2.

At December 31, 2010, the notional amount and fair value of the Company's derivative financial instruments are summarized below.

	Notional Amount	Fair Value
Forward delivery commitments	$289,000,000	$ 3,675,586
Forward purchase commitments	289,000,000	(3,500,000)
		$ 175,586

* * * * * *

Residential Funding Securities, LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)

Statement of Financial Condition
December 31, 2010
Filed Pursuant to 17a-5(e)(3) as a Public Document